EXHIBIT 5




January 29, 2001


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Dear Commissioners:

Reference is made to the Registration Statement on Form S-8 filed by Liz Claiborne, Inc., a Delaware corporation (the "Company"), with the Securities and Exchange Commission (the "SEC") on January 29, 2001 (the "Registration Statement") relating to the issuance of shares of the Company's Common Stock, par value $1.00 per share (the "Common Stock"), pursuant to the Liz Claiborne, Inc. 2000 Stock Incentive Plan, (the "Plan").

I have reviewed copies of the Restated Certificate of Incorporation and By-Laws of the Company and the Registration Statement, and I have reviewed such other documents and records of the Company as I have deemed necessary as a basis for the opinions expressed. I have also examined and relied upon representations, statements or certificates of public officials and officers and representatives of the Company. Based on the foregoing, I am of the opinion that the shares of Common Stock of the Company to be issued pursuant to the Plan will be, when issued in compliance with such Plan, legally issued, fully-paid and non-assessable.

I am Vice President-Deputy General Counsel and Assistant Secretary of the Company. As of January 29, 2001, I had a beneficial interest in an aggregate of approximately 4,075 shares of the Registrant's Common Stock.

I hereby consent to the use of this opinion as an Exhibit to the above-mentioned Registration Statement. In giving this consent, I do not thereby admit that I am within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the SEC thereunder. I am delivering this opinion to the Company, and no person other than the Company may rely upon it.

Very truly yours,

/s/  Nicholas J. Rubino

Nicholas J. Rubino
Vice President - Deputy General Counsel
 and Assistant Secretary